UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

April 11, 2023

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In the Matter of

Metaverse Acquisition Corporation
295 Madison Avenue, 12th Floor
New York City, NY 10017

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-264949

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Metaverse Acquisition Corporation filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Metaverse Acquisition Corporation has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on April 11, 2023.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief